

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2018

Dennis G. Forchic
Chief Executive Officer
Solis Tek, Inc.
16926 S. Keegan Avenue, Suite A
Carson, California 90746

　　　Re: Solis Tek, Inc.
　　　　Registration Statement on Form S-1
　　　　Filed December 20, 2017
　　　　File No. 333-222913

Dear Mr. Forchic:

　　　This is to advise you that we have not reviewed and will not review your registration statement.

　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Telecommunications

cc: Stanley Moskowitz